787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

November 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust
Registration File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 63 to the
Registration Statement on Form N-1A

Commissioners:

On behalf of the iShares Trust (the “Trust”), we are hereby filing an amendment to the Trust’s registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 pursuant to Rule 485(a)(2) under the Securities Act (the “Amendment”). The Amendment is being filed for the purposes of revising certain disclosure in the Trust’s registration statement and adding five new series of the Trust called:

iShares FTSE NAREIT Residential Index Fund

iShares FTSE NAREIT Industrial/Office Index Fund

iShares FTSE NAREIT Retail Index Fund

iShares FTSE NAREIT Mortgage REITs Index Fund

iShares FTSE NAREIT Real Estate 50 Index Fund

If you have comments, or if you require additional information regarding the Amendment, please do not hesitate to contact me at (212) 728-8970.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola